SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

ASTRAL™ EQUITY FINANCIAL COMBUSTION FUND

A SERIES OF THE

ASTRAL INVESTMENTS TRUST

LETTER OF INVESTMENT INTENT

December 18, 2006

To the Board of Trustees of Astral Investments Trust:

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (the “Interest”) of the ASTRAL™ Equity Financial Combustion Fund, a series of the Astral Investments Trust, in the amount of $100,000 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Crown Jewel Concepts, LLC

By:_/s/ John Robert Jones_________

Its:_President and Managing Member